SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2009

Commission File Number 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of registrant as specified in its charter)

Net Communications Services Inc.
(Translation of Registrant's name into English)

Rua Verbo Divino, 1356
04719-002 - São Paulo-SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

March/2009

OPERATING PERFORMANCE

The Company closed the quarter with 8,813,000 Revenue Generating Units (“RGUs”), a 57% increase year-on-year. RGUs comprise the sum of pay TV, broadband, voice and digital video services.

Pay TV net additions totaled 276,000 new clients in the quarter, 222% higher than in 1Q08. The subscriber base closed the quarter with 3,347,000 clients, a 31% increase over the 2,561,000 in 1Q08, thanks to the 26% organic growth and the 112,000 clients from the consolidation of BIGTV. The Digital Video base had 956,000 clients, 46% up on 1Q08, representing a 29% penetration over the total pay TV base. Churn ratein the past 12 months was 15.0%, returning to the levels before the increase following the acquisition of Vivax, which used to present a higher churn rate. Of the total number of disconnections, 60% were requested by clients, with the main reason being moving to areas not covered by the Company. Broadband net additions totaled 235,000 in 1Q09, an increase of 43% year-on-year. Subscriber base totaled 2,452,000, a 54% increase over the 1,588,000 subscribers in 1Q08, considering the 50% organic growth and the 68,000 BIGTV subscribers. Accordingly, bidirectional household penetration reached 32% and, of the pay TV base, 73%. Churn rate rose from 17.9% in 1Q08 to 19.2% in 1Q09. Though disconnections in absolute numbers remained similar, churn rate percentage is higher because the Broadband base is smaller than Pay TV base, because of the increase in the number of products per household, given that a disconnection involves cancellation all the services. NET Vírtua 5G, the fifth generation broadband service that allows ultra-high access speeds through the new network frequency management system, Docsis 3.0, won the ‘2008 Info Broadband’ award from the Info Exame magazine and was elected the readers’ favorite broadband service for the fourth year in a row. In a comparison with other products, Net Virtua 60 Mega was adjudged to be the “the fastest in all the broadband tests performed by Infolab, in both download and upload”. Fixed Telephony net additions totaled 256,000 in the quarter, with 56,000 as a result of number portability. The number of Lines in Service closed the quarter at 2,058,000, a 154% year-on-year increase.

Net Fone.com sales remained strong despite the economic slowdown and stricter credit criteria adopted by the Company. The subscriber base closed the quarter with 207,000 clients, 25% more than in 4Q08.

The Company did not receive more downgrade requests in 1Q09 than the historical levels. Excluding the Net Fone.com subscriber base, the pay TV and broadband subscriber mix remained virtually stable in relation to 1Q08.

In 1Q09, ARPU stood at R$ 132.98, 0.1% down from the R$ 133.13 in 1Q08, due to the stabilization of NET’s ARPU resulting from the strategy of seeking growth opportunities in new market segments, specially through Net Fone, in addition to the ARPU dilution caused by the consolidation of BIGTV, whose ARPU was R$ 94.13 in 1Q09. Excluding the effect of BIGTV, ARPU would have come to R$ 134.02, 0.7% up on 1Q08.

* BIGTV’s numbers are included in the financial and operating information of 1Q09 but not in the financial and operating information of 1Q08 and in 4Q08 are included only in the balance sheet.

FINANCIAL PERFORMANCE

Gross Revenue was R$ 1,417.2 million in the quarter, 31% up on the R$ 1,084.3 million in 1Q08, chiefly due to the increase in subscription revenue as a result of the acquisition of new households and the sale of more products to each client. BIGTV’s gross revenue totaled R$ 35.2 million in 1Q09.

Subscription revenue was R$ 1,239.5 million in the quarter, 27% more than the 1Q08 total of R$ 974.0 million. This increase was driven by the subscriber base growth, the annual price increase on clients’ agreements based on the IGP-M inflation index and the consolidation of BIGTV. BIGTV’s subscription revenue totaled R$ 34.2 million in 1Q09. As a percentage of gross revenue, subscription revenue stood at 87.5% in 1Q09.

Hook-up revenue rose 353%, from R$ 6.4 million in 1Q08 to R$ 29.0 million in 1Q09, mainly due to the increase in the number of Net Digital HD Max and NetFone.com subscribers.

Pay-per-view (“PPV”) revenue was R$ 21.2 million in 1Q09, against R$ 34.1 million in 1Q08, down 38%. Despite the 35% increase in the Sócio Premiere base, the flagship PPV product and the 32% upturn in the BBB9 base, PPV revenue was lower due to the new business model in which revenue is shared with suppliers, net of costs. If the current PPV model were in effect in 1Q08, revenue in that quarter would have been R$ 19.5 million, and revenue growth would have been 8.7%.

Other revenues rose from R$ 69.8 million in 1Q08 to R$ 127.5 million in 1Q09, representing a 83% increase, mainly due to the growth in revenue from voice services, Embratel PME and Vivax Telecom.

Sales deductions stood at R$ 334.9 million in the quarter, 31% more than the R$ 254.8 million in 1Q08, due to the growth in revenues in general. As a percentage of gross revenue, Sales Deductions remained virtually stable at 23.6%.

As a result of the above factors, Net Revenue ended the quarter at R$ 1,082.2 million, 30% higher than the R$ 829.5 million in 1Q08.

Operating costs totaled R$ 515.9 million in the quarter, 31% higher than the R$ 395.1 million in 1Q08, remaining stable as a percentage of net revenue at 47.7% in the periods compared. The main variations are due to the items below:

Programming and Royalties costs climbed 20%, from R$ 204.4 million in 1Q08 to R$ 245.9 million in 1Q09, chiefly due to the subscriber base growth and the annual contractual adjustment of prices by certain channels based on the IGP-M index. As a percentage of net revenue, Programming and Royalties costs declined from 24.6% in 1Q08 to 22.7% in1Q09 due to the greater diversification of revenue source and the new PPV agreement model. It is worth mentioning that the contracts with channels, including international providers, are denominated substantially in Brazilian Reais.

Network Maintenance and Subscriber costs rose 24%, from R$ 36.1 million in 1Q08 to R$ 44.8 million in 1Q09, driven by the contractual increase in post rentals, increased network power consumption and the higher number of bidirectional homes, pushing up network maintenance costs. As a percentage of net revenue, these costs decreased from 4.3% in 1Q08 to 4.1% in 1Q09.

Loyalty Marketing Costs dropped by 10% in the quarter, from R$ 3.9 million in 1Q08 to R$ 3.5 million in 1Q09, caused the decrease in printed program schedules.As a percentage of net revenue, these edged down from 0.5% in 1Q08 to 0.3% in 1Q09.

Payroll and Benefits costs rose 36% in the quarter, from R$ 45.7 million in 1Q08 to R$ 62.3 million in 1Q09, mainly driven by the increase in field service personnel for maintenance and home installations. As a percentage of net revenue, these expenses remained stable at 6.0% in the periods compared.

Other Operating Expenses rose 52%, from R$ 105.2 million in 1Q08 to R$ 159.5 million in 1Q09, mainly due to the higher spending on bandwidth consumption due to the growth in the broadband client base and the increase in call center expenses resulting from the new regulations and growth of the Net Combo subscriber base, which involves more complex customer service. As a percentage of net revenue, these expenses rose from 12.7% in 1Q08 to 14.7% in 1Q09.

Selling, General and Administrative Expenses (SG&A) totaled R$ 282.7 million in the quarter, a 35% increase over the R$ 209.3 million in 1Q08, the reasons being the following:

Selling Expenses were R$ 105.7 million in 1Q09, a 54% increase over the R$ 68.7 million in 1Q08, due to the sales force growth and higher commissions as a result of higher sales volumes. In addition, expenses with advertising campaigns also fueled the upturn in selling expenses. As a percentage of net revenue, selling expenses rose from 8.3% in 1Q08 to 9.8% in 1Q09.

General and Administrative Expenses rose 8%, from R$ 124.7 million in 1Q08 to R$ 134.2 million this quarter, mainly due to the increased spending on IT services necessary to meet the growing Net Fone base. In addition, there was an increase in collection and mailing expenses. As a percentage of net revenue, they declined from 15.0% in 1Q08 to 12.4% in 1Q09.

Other Administrative Expenses were R$ 25.8 million in 1Q09, versus R$ 4.0 million in 1Q08, due to higher provisions for civil and tax contingencies.

Bad Debt Expenses were R$ 16.9 million in 1Q09, a 42% increase over the R$ 11.9 million in 1Q08. As a percentage of gross revenue, they came to 1.2% in the quarter, practically remaining stable in comparison to the 1.1% in 1Q08. Given the current economic scenario and the Company’s strong growth pace, this low level of default shows that the credit policy, quality of the client portfolio and the rules for collection and disconnection are being well monitored and managed by the Company.

EBITDA (Earnings Before Interest, Tax, Depreciation and Amortization) totaled R$ 283.6 million in the quarter, 26% higher than the R$ 225.1 million in 1Q08, with EBITDA margin being 26%. EBITDA before Selling Expenses totaled R$ 389.3 million in 1Q09, up 33% on the R$ 293.8 million in 1Q08. EBITDA margin before Selling Expenses was 36%, versus 35% in 1Q08.

Depreciation and Amortization expenses in 1Q09 totaled R$ 133.8 million, a 5% decline from the R$ 141.1 million recorded in 1Q08. Pursuant to Law 11.638/07, residential installation expenses, which used to be amortized, are now depreciated, increasing depreciation by 37%. On the other hand, pursuant to the same law, amortization fell by 74% due to the reclassification of residential installation costs as depreciation and the end of amortization of goodwill from acquisitions.

EBIT (Earnings Before Interest and Taxes) closed the quarter at R$ 149.8 million, a 76% increase over the R$ 85.1 million in 1Q08.

Net financial result was an expense of R$ 32.3 million in 1Q09, versus an expense of R$ 13.0 million in 1Q08, due to the following factors:

Financial Expenses rose 76%, from R$ 32.3 million in 1Q08 to R$ 56.7 million in 1Q09,  due to the increase in interest expenses mainly resulting from the Banco Inbursa loan and the restatement of interest on contingencies. On the other hand, the Company recorded a gain from foreign exchange hedge and swap operations of R$ 4.8 million to protect the interest on perpetual bonds and equipment imports.

Financial Income grew 26%, from R$ 19.3 million in 1Q08 to R$ 24.3 million in 1Q09, due to the increased cash balance in the period and the better rates obtained on financial investments. It is important to mention that 100% of the Company’s cash is invested in fixed income securities of top-tier financial institutions.

Income Tax and Social Contribution (current and deferred) in 1Q09 was a revenue of R$ 35.9 million, versus revenue of R$ 38.2 million in 1Q08, due to the following reasons:

Current Income Tax and Social Contribution tax were R$ 26.3 million, against R$ 13.3 million in 1Q08, a 98% increase, due to the rise in the operating income of the subsidiaries. Note that according to Brazilian tax law, income tax should be calculated and paid by each of the operating subsidiaries, which causes a distortion in the tax calculation when it is done directly on consolidated results. Due to tax benefits on accrued losses, considering the current tax on taxable income, the effective average rate was 21% in 1Q09, versus a nominal tax rate of 34%.

Deferred Income Tax and Social Contribution tax were R$ 9.6 million in 1Q09, against R$ 24.9 million 1Q08. This drop was due to the end of Globotel’s goodwill amortization at the close of 2008.

The Company closed the quarter with Net Income of R$ 81.5 million, 140% up on the R$ 33.9 million in 1Q08. This result shows that the Company’s operating results remain solid and are appropriate to the strategy of sustainable growth, with the focus on profitability and returns for shareholders.

Gross Debt, which includes principal and interest, closed the quarter at R$ 1,800.3 million, a 57% increase over 1Q08, mainly due to the loan from Banco Inbursa in 2Q08, the net amount of R$ 64.4 million raised via Finame in the last twelve months and the depreciation of the Brazilian Real against the US dollar. Short-term debt accounted for only 6% of the total, showing that the short-term refinancing risk is very low and that the Company can allocate most of its cash flow to investments necessary to meet its growth strategy.

Cash, Cash Equivalents and Short-Term Investments grew 6%, from R$ 602.0 million in 1Q08 to R$ 638.5 million in 1Q09, due to the Finame funding, and the operational cash flow, despite the payment made for the acquisition of BIGTV in December 2008.

Net Debt in 1Q09 totaled R$ 1,161.8 million, against R$ 543.9 million in1Q08, a 114% increase. As part of its strategy of financing inorganic growth through the issue of debt to make its capital structure more efficient, the Company paid for the BIGTV acquisition using the funds from the Banco Inbursa loan as a result of which Net Debt/EBITDA ratio rose from 0.65x in 1Q08 to 1.12x in 1Q09. However, this leverage is still within the levels considered adequate by its Finance Committee.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 28, 2009

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/S/ João Adalberto Elek Jr.
João Adalberto Elek Jr. CFO and IRO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.